UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

July 31, 2019

Commission File Number 001-10888

TOTAL S.A.

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

TOTAL S.A. is providing on this Form 6-K a description of certain recent developments relating to its business.

TABLE OF CONTENTS

SIGNATURES
EXHIBIT INDEX

Exhibit 99.1	Total Starts Up the La Mède Biorefinery (July 3, 2019)
Exhibit 99.2	Kazakhstan: Total Launches Phase 3 of the Dunga Field (July 4, 2019)
Exhibit 99.3	Total and IFPEN Team Up to Accelerate Carbon Reduction R&D (July 9, 2019)
Exhibit 99.4	Total Group's greenhouse gas emissions: key figures (July 9, 2019)
Exhibit 99.5	Total Divests Assets in the UK to Petrogas (July 10, 2019)
Exhibit 99.6	Total will develop the LNG market in Benin (July 24, 2019)
Exhibit 99.7	Second quarter and first half 2019 results (July 25, 2019)
Exhibit 99.8	Total announces the second 2019 interim dividend of €0.66/share, an increase of 3.1% compared to 2018 (July 25, 2019)

EXHIBIT INDEX

Exhibit 99.1	Total Starts Up the La Mède Biorefinery (July 3, 2019)
Exhibit 99.2	Kazakhstan: Total Launches Phase 3 of the Dunga Field (July 4, 2019)
Exhibit 99.3	Total and IFPEN Team Up to Accelerate Carbon Reduction R&D (July 9, 2019)
Exhibit 99.4	Total Group's greenhouse gas emissions: key figures (July 9, 2019)
Exhibit 99.5	Total Divests Assets in the UK to Petrogas (July 10, 2019)
Exhibit 99.6	Total will develop the LNG market in Benin (July 24, 2019)
Exhibit 99.7	Second quarter and first half 2019 results (July 25, 2019)
Exhibit 99.8	Total announces the second 2019 interim dividend of €0.66/share, an increase of 3.1% compared to 2018 (July 25, 2019)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date: July 31, 2019	By:	/s/ ANTOINE LARENAUDIE
		Name:	Antoine LARENAUDIE
		Title:	Group Treasurer